Exhibit 19.1

INSIDER TRADING AND REPORTING POLICY

IGC PHARMA, INC.

(formerly known as India Globalization Capital, Inc.)

(NYSE: IGC) Adopted 2005

Amended                , 2025

IGC Pharma, Inc. and its subsidiaries and related corporations and partnerships (collectively, “IGC” or the “Corporation”) are always firmly committed to the principles of fair and open markets for publicly traded securities. This policy specifically addresses employee trading in publicly traded securities and the reporting of such trades by the employee when applicable.

The securities law of the United States prohibits trading in the securities of a company based on “inside” information. Anyone violating these laws is subject to personal liability and could face criminal penalties. IGC takes seriously its obligation, and that of its employees, to prevent insider trading violations. Accordingly, IGC has established this Insider Trading and Reporting Policy to assist all Employees in complying with their obligations. This policy does not replace the individual responsibility to understand and comply with the legal prohibitions on insider trading.

This policy applies equally to all Employees of IGC regardless of their position, level, or function. For purposes of this policy, the term “Employees” includes employees, officers, and directors, including officers and directors of subsidiaries of IGC. It applies to all transactions in IGC securities, including common stock, options for common stock, any other securities IGC may issue from time to time, and derivative securities relating to IGC securities, whether issued by IGC. It also applies to the securities of other companies under the circumstances described below. It applies not only to securities owned by an Employee (legally or beneficially) but also to securities over which an Employee exercises control or direction.

Please note that the laws of the United States regarding insider trading and reporting apply to persons living outside the United States, regardless of nationality, when the securities are traded in a United States market such as NYSE AMERICAN.

Warning: The responsibility for complying with the insider trading policy and related reporting requirements rest with the individual insider. Securities laws vary from one jurisdiction to another and may change over time. The consequences of non-compliance can be serious. If uncertain about the legal obligations, one should seek advice from legal counsel independent of IGC and practicing in the area of securities law.

1.	Disclosure of Material Non-public Information

Maintaining the confidentiality of IGC’s information is essential for competitive, security, and other business reasons, as well as complying with securities laws. Employees must treat all the information they learn about the Corporation or its business plans in connection with their employment as confidential and proprietary to the Corporation. Inadvertent disclosure of confidential information or nonpublic information may expose IGC and its Employees to significant risk of investigation and litigation.

Accordingly, Employees should be discreet with confidential information and not discuss it in public places where it can be overheard, such as elevators, restaurants, dinner parties, taxis, and airplanes. Further, discussion of confidential information should be discouraged on cellular phones or other wireless devices. To avoid even the appearance of impropriety, Employees should refrain from always providing advice or making recommendations regarding the purchase or sale of IGC securities.

The timing and nature of the Corporation’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to IGC and its Employees. Responses to inquiries about the Corporation by the press, investment analysts, or others in the financial community must be made on the Corporation’s behalf only through authorized individuals.

IGC Insider Trading and Reporting Policy - FYE2025

2.	Material Non-public Information

“Material Non-public Information” is defined as information that a reasonable investor would consider important in making an investment decision regarding the purchase or sale of the securities in question and that has not been previously disclosed to the general public or is otherwise not readily available to the general public. Material Non-public Information, once it becomes generally known, may reasonably be expected to affect the market price of the securities in question. Either positive or negative information may be material.

While it is not possible to define all categories of material information, examples of information that, as a general rule, should be considered material are as follows: Financial results, changes in dividend policy, news of a pending or proposed merger, new equity or debt offerings, news of a pending or proposed significant acquisition or disposition, significant acquisitions or divestitures, impending bankruptcy or financial liquidity problems, significant exposure due to actual or threatened litigation, gain of a significant client, changes in senior management, etc.

Information is not public merely because it is reflected by rumors or unofficial statements in the marketplace. Generally, information regarding relatively simple matters, such as earnings results, will be considered to have been adequately disseminated and absorbed by the marketplace two full trading days after the issuance of a press release by IGC. When more complex matters, such as a prospective major acquisition or disposition, are announced, it may be necessary to allow additional time for the information to be processed by investors. IGC may circulate a notice, if and when appropriate, advising as to the amount of additional time required for the information relating to more complex matters to be disseminated and absorbed by the marketplace and before trading in securities of the Corporation may commence.

3.	Insider Trading

The term “insider trading” generally refers to buying or selling a security while in possession of Material Non-public information about the security. Insider trading violations may also include “tipping” such information, securities trading by the person “tipped”, and securities trading by those who misappropriate such information.

No Employee who is aware of Material Non-public Information regarding IGC may, directly or indirectly (including through a Related Person), (a) purchase or sell the Corporation’s securities, (b) gift the Corporation’s securities, (c) engage in any other action to take advantage of that information or (d) provide that information to others outside the Corporation, including family and friends. For purposes of this policy, a “Related Person” includes a spouse, minor children, and anyone else living in an Employee’s household; partnerships in which Employees are a general partner; trusts of which Employees are a trustee; and estates of which Employees are an executor.

In addition, this rule applies to trading in the publicly traded securities of other companies. If Employees obtain Material Non-public Information concerning a customer, a supplier, a potential customer or supplier or other company doing or contemplating doing business with IGC, the law considers that individual to be an insider of that company for securities trading purposes and, therefore, he/she may not purchase or sell such company’s securities or make trading recommendations to others until the information becomes public or is no longer material. Employees must also always remember that information that may not be material to IGC may be material to a supplier or other company.

If Employees are aware of Material Non-public Information, they must forego a transaction in the relevant securities, even though: (i) the transaction was planned before learning of the Material Non-public Information; (ii) money or a potential profit may be lost by not completing the transaction; or

(iii) the transaction may be necessary or seem justifiable for independent reasons (including a need to raise money for a personal financial reason).

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This rule does not apply to the purchase of stock under the IGC Employee Stock Plan. However, stock that has been acquired through the IGC Employee Stock Plan is subject to this policy and may not be sold by an Employee who is in possession of Material Non-public Information.

This policy continues to apply to an Employee’s transactions in IGC securities even after such Employee has terminated employment or other services to IGC. If the individual is aware of Material Non-public Information when the employment or service relationship with IGC terminates, he/she may not trade in the relevant securities until that information has become public or is no longer material.

An individual Employee resident in the United States may be able to engage in trading while in possession of Material Non-public Information if, prior to the receipt of such information, he or she has already implemented a trading plan under SEC Rule 10b5-1. Such a trading plan involves the automatic trading of securities in such a way that the individual does not have discretion over whether the securities are purchased or sold. It must be entered into in good faith and at a time when the individual is not in possession of any Material Non-public Information. If you wish to implement a Rule 10b5-1 trading plan, you must contact IGC’s General Counsel for review of the plan and approval prior to doing so.

4.	Restrictions on Options Trading and Short Sales

Employees may not trade in unexercised IGC stock options, Restricted Stock Units, or Performance Stock Units issued pursuant to IGC’s Long Term Incentive Plan, or derivatives of the same.

Employees may not trade in put, call, or other financial market options involving IGC securities without prior authorization from IGC’s General Counsel. Approval of such transactions will generally only be granted for estate planning transactions.

Employees shall refrain from all short sales of IGC securities.

5.	Blackout Policy (applicable to Restricted Persons)

Restricted Persons are those most likely to have knowledge of undisclosed material facts or material changes with respect to the Corporation.

Accordingly, they are subject to a more restrictive trading policy. Restricted Persons include: (i) the members of the Corporation’s Board of Directors; (ii) those persons designated as “executive officers” of the Corporation by the Board of Directors from time to time, as well as their spouses and immediate family members sharing the same household; (iii) entities controlled by any such person; and (iv) any other person (and their spouses and immediate family members sharing the same household and entities controlled by any such person) designated by IGC’s Chief Executive Officer, General Counsel or Chief Financial Officer, including, in some cases, persons designated as such for specific limited time periods.

In addition to the rules on trading outlined above, IGC has adopted the following policy to regulate the trading of securities of the Corporation by Restricted Persons:

(a)	Restricted Persons may not engage in transactions involving the securities of the Corporation during the period commencing and ending on each of the following dates in any given year (“Quarterly Blackout Periods”):

Start Date	End Date
March 31	4 hours following disclosure by IGC of its annual financial results for the preceding year on Form 10-K.
June 30	4 hours following disclosure by IGC of its financial results for the first quarter on Form 10-Q.
September 30	4 hours following disclosure by IGC of its financial results for the second quarter on Form 10-Q.
December 31	4 hours following disclosure by IGC of its financial results for the third quarter on Form 10-Q.

(b)	Restricted Persons shall refrain from purchasing or selling securities of the Corporation frequently so as to appear to be speculating in securities of the Corporation. Certain Restricted Persons may become liable pursuant to Section 16(b) of the Exchange Act to pay over to the Corporation any “short swing” profits realized by them from the purchase and sale of IGC securities, where such purchase and sale take place within a period of less than six months; and

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(c)	Restricted Persons shall inform the General Counsel or, failing him, the Chief Financial Officer of the Corporation, not less than one trading day immediately prior to buying or selling securities of the Corporation to allow for responsible monitoring of trades by insiders, officers and senior Employees to ensure that no material information exists or material event has transpired that could cause a breach of this policy in the event of a purchase or sale by that Restricted Person of securities of the Corporation.

From time to time, the Corporation may circulate notices to Restricted Persons, alerting them to material events and information and specifying blackout periods during which securities of the Corporation should not be bought or sold by Restricted Persons. It should be noted that these unscheduled trading blackout periods are in addition to the prohibition on trading at any time when an individual has knowledge of Material Non-public Information.

6.	Insider Reporting Obligations

IGC is subject to the securities laws of the United States.

IGC’s Legal Department will assist insiders with the completion and filing of the necessary forms. Nevertheless, responsibility for complying with insider reporting obligations rests with the individual Employee, and IGC assumes no responsibility for any errors or omissions that may occur in providing such assistance to Employees.

Warning: The responsibility for complying with the insider reporting requirement rests with the individual insider. Securities laws vary from one jurisdiction to another and may change over time. The consequences of non-compliance can be serious. If uncertain about the legal obligations, one should seek advice from legal counsel independent of IGC and practicing in the area of securities law. The following summary descriptions of the applicable law and reporting procedure is offered for information purposes only, and is not a substitute for legal advice regarding individual circumstances.

U.S. Federal Law

The federal securities laws, rules, and regulations which impose insider trading and reporting restrictions include:

●	Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”).

●	Section 10(b), Rule 10b-5 and related rules, all adopted under the Exchange Act.

●	Rule 144, adopted under the Securities Act of 1933 (the “Securities Act”).

●	Regulation 13D-G, adopted under the Exchange Act.

Section 16 Reporting and Shortswing Profit Liability

Section 16(a) of the Exchange Act requires directors, officers, and 10% or greater shareholders (“Section 16 insiders”) to file reports which disclose the insider’s beneficial ownership of, and transactions in, the company’s equity securities. These reports, called Forms 3, 4, and 5, must be filed within specific time frames with the SEC, the applicable stock exchange, and the company itself.

Section 16(a) of the Exchange Act requires insiders to file an initial report on Form 3 within ten days after the date the person acquires insider status. Subsequently, most transactions involving the Corporation’s securities, including the purchase and sale of shares, must be reported on Form 4 before the end of the second business day following the day on which a reportable transaction has been executed. There is also a requirement to file an annual report on Form 5 within 45 days after the end of the Corporation’s fiscal year (March 31), if the insider has had any transactions in IGC securities during the fiscal year that were not previously reported.

Section 16(b) of the Exchange Act presumes that every director, officer and 10% or greater shareholder has the benefit of material nonpublic information concerning the company and imposes an arbitrary limit on trading in the company’s securities: The profits of any purchase and sale, or any sale and purchase, of securities made by a Section 16 insider within any six-month period are recoverable by the company, either in a suit by the company or by a shareholder on behalf of the company.

Section 16(c) of the Exchange Act prohibits Section 16 insiders from selling short (selling securities which they do not own) and from selling against the box (selling securities which they own, but which would not be delivered within 20 days of the sale, or which would not be deposited in the mail within five days of the sale). Section 16(c) prevents Section 16 insiders from engaging in such transactions because such transactions allow them to either reap a profit or avoid a loss based on material nonpublic information, to which they presumably have access.

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Insider Trading Prohibitions

Section 10(b) of the Exchange Act and Rule 10b-5 make it unlawful for any person to engage in fraudulent activity in connection with the purchase or sale of any security. Section 10(b) and Rule 10b-5 apply to insider transactions regardless of whether the issuer is private or public. Although there is not a well-recognized definition of insider trading, insider trading typically assumes one of two forms.

Rule 10b-5 insiders are prohibited from:

●	trading either for themselves or on behalf of others on the basis of material, nonpublic information, and

●	disclosing or “tipping” material, nonpublic information to others such as family members or friends. If the recipient of the material nonpublic information, the “tippee,” trades on the basis of such information and has reason to know that the insider, or “tipper,” unlawfully disclosed such information, then both the tippee and the tipper are subject to liability, even if the insider who discloses the information receives no pecuniary benefit from the transaction.

Restrictions on Resales of Securities — Rule 144

Under the Securities Act, it is unlawful for any person to sell or offer to sell securities unless the transaction either has been registered under the Securities Act or is exempt from registration. Rule 144 under the Securities Act provides a “safe harbor” from the Securities Act’s registration requirements for public sales of restricted securities (securities originally issued in a transaction other than a public offering) and securities owned by “affiliates” such as directors, officers, principal shareholders and others in a control relationship with the company. Although Rule 144 is not the exclusive means for shareholders to make unregistered sales of their shares, compliance with Rule 144 is the simplest and most certain way to ensure that sales of restricted securities and securities owned by affiliates comply with the registration requirements of the Securities Act.

Reporting Obligation of 5% Shareholders — Regulation 13D-G

Regulation 13D-G under the Exchange Act requires that persons or groups of persons who acquire or beneficially own more than 5% of a public company’s equity securities (“5% holders”) disclose their ownership and transactions in such securities either on Schedule 13G or Schedule 13D. Like Section 16(a) reports, these forms must be filed within specific time frames with the SEC, the applicable stock exchange, and the company.

Regulation 13D-G refers to beneficial (as opposed to record) ownership of securities. Unlike the definition for purposes of Section 16 described above, a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power and/or investment power. A person is also treated as the beneficial owner of a security if he or she has the right to acquire beneficial ownership of the security at any time within 60 days, such as through the exercise of options or conversion of other securities.

7.	Consequences of Violation of this Policy

Failure to follow this policy may lead to disciplinary action, as well as civil and criminal liability.

The following are some of the potential consequences:

●	Liability for Insider Trading: Employees may be subject to disgorgement of profits (or losses avoided), trebled in some cases, monetary penalties, and time in prison for engaging in transactions in securities made on the basis of Material Non-public Information regarding the issuer of the securities.

●	Liability for Tipping. An Employee may also be liable for improper transactions by any tippee who receives Material Non-public Information from that Employee. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, stock exchanges, and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

●	Possible Disciplinary Actions. Employees who violate this Policy shall also be subject to disciplinary action by the Corporation, which may include immediate termination of employment.

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